SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PLURI INC.

(Name of Issuer)

Common Shares, par value $0.00001 per share

(Title of Class of Securities)

72942G 104

(CUSIP Number)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72942G 104	13G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons Shayna LP(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,599,621(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,599,621(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,599,621(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Carmel Argaman Investments Ltd. (“Carmel”) is the general partner of Shayna LP. Guy David Shantser is the sole shareholder of Carmel. Shayna LP, Carmel and Mr. Shantser are collectively referred to as the “Reporting Persons”.
(2)	As of September 15, 2023, Shayna LP is the beneficial owner of 3,599,621 Common Shares, par value $0.00001 per share (“Common Shares”) of Pluri Inc. (the “Issuer”), and warrants to purchase up to 3,599,621 Common Shares exercisable within 60 days of September 15, 2023, granted to Shayna LP pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Shayna LP shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Shayna LP, would beneficially own in excess of 4.99% of the number of Common Shares outstanding.
(3)	Based on a total of 41,351,870 Common Shares outstanding as of September 8, 2023, as reported in the Annual Report on Form 10-K of the Issuer filed with the Securities and Exchange Commission (the “SEC”), on September 12, 2023.

CUSIP No. 72942G 104	13G/A	Page 3 of 8 Pages

1.	Names of Reporting Persons Carmel Argaman Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,890,883(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,890,883(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,883
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) CO

(1)	As of September 15, 2023, Carmel is the beneficial owner of 291,262 Common Shares and warrants to purchase up to 291,262 Common Shares exercisable within 60 days of September 15, 2023, granted to Carmel pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Carmel shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Carmel, would beneficially own in excess of 4.99% of the number of Common Shares outstanding.

CUSIP No. 72942G 104	13G/A	Page 4 of 8 Pages

1.	Names of Reporting Persons Guy David Shantser
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,890,883
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,890,883

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,883
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 72942G 104	13G/A	Page 5 of 8 Pages

This Amendment No. 1 to Schedule 13G (this “Schedule 13G/A”) amends and supplements the Schedule 13G initially filed with the SEC on February 16, 2023 (the “Schedule 13G”) by Shayna LP, limited partnership organized under the laws of the Cayman Islands.

Item 1(a).	Name of Issuer

This item is not being amended by this Schedule 13G/A.

Item 1(b).	Address of Issuer’s Principal Executive Offices

This item is not being amended by this Schedule 13G/A.

Item 2(a).	Name of Person Filing

This item is amended and restated by this Schedule 13G/A as follows:

This Schedule is filed on behalf of each of the following Reporting Persons:

Shayna LP, a limited partnership organized under the laws of the Cayman Islands.

Carmel, a company organized under the laws of the State of Israel. Carmel serves as the general partner of Shayna LP.

Guy David Shantser, a citizen of the State of Israel. Guy David Shantser is the sole shareholder of Carmel.

Item 2(b).	Address of Principal Business Offices or, if None, Residence

This item is amended and restated by this Schedule 13G/A as follows:

The address of each of the Reporting Persons is:

Shayna LP

CO Services, P.O. Box 10008

Willow House, Cricket Square

Grand Cayman, KY1-1001

Cayman Islands

Carmel

148 Golomb Street

Jerusalem, Israel 9690333

Guy David Shantser

148 Golomb Street

Jerusalem, Israel 9690333

Item 2(c).	Place of Organization.

This item is amended and restated by this Schedule 13G/A as follows:

Shayna LP is organized under the laws of the Cayman Islands.

Carmel is organized under the laws of the State of Israel.

Guy David Shantser is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities

This item is not being amended by this Schedule 13G/A.

Item 2(e).	CUSIP Number

This item is not being amended by this Schedule 13G/A.

CUSIP No. 72942G 104	13G/A	Page 6 of 8 Pages

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

This item is not being amended by this Schedule 13G/A.

Item 4.	Ownership

This item is amended and restated by this Schedule 13G/A as follows:

(a)	Amount beneficially owned:

Each of the Reporting Persons is deemed to beneficially own 3,599,621 shares of the Issuer’s Common Shares and warrants to purchase up to 3,599,621 Common Shares exercisable within 60 days of September 15, 2023, granted to Shayna LP pursuant to a Common Stock Purchase Warrant. Pursuant to the Common Stock Purchase Warrant, Shayna LP shall not have the right to exercise the warrants to the extent that after giving effect to issuance of Common Shares following such exercise, Shayna LP would beneficially own in excess of 4.99% of the number of Common Shares outstanding.

(b)	Percent of class:

Shayna LP – 8.7%

Carmel and Guy David Shantser – 9.4%

(c)	Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,599,621

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,599,621

(1)	Based on a total of 41,351,870 Common Shares outstanding as of September 8, 2023, in the Annual Report on Form 10-K of the Issuer filed with the SEC on September 12, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

This item is not being amended by this Schedule 13G/A.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

This item is not being amended by this Schedule 13G/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This item is not being amended by this Schedule 13G/A.

Item 8.	Identification and Classification of Members of the Group

This item is not being amended by this Schedule 13G/A.

Item 9.	Notice of Dissolution of Group

This item is not being amended by this Schedule 13G/A.

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 72942G 104	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023

SHAYNA LP

By: Carmel Argaman Investments Ltd., general partner

By:	/s/ Guy David Shantser
Name:	Guy David Shantser
Title:	Sole Shareholder

CARMEL ARGAMAN INVESTMENTS LTD.

By:	/s/ Guy David Shantser
Name:	Guy David Shantser
Title:	Sole Shareholder

GUY DAVID SHANTSER

By:	/s/ Guy David Shantser
Name:	Guy David Shantser

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 72942G 104	13G/A	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement of Joint Filing, dated as of September 15, 2023, by and among the Reporting Persons.